

August 12, 2014

Via E-mail
John Cecil
Chief Executive Officer
Kallo Inc.
675 Cochran Drive, Suite 630
Markham, Ontario, Canada L3R 0B8

> **Re:** **Kallo Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed August 8, 2014**
> **Response dated August 8, 2014**
> **File No. 0-53183**

Dear Mr. Cecil:

We have reviewed your response dated August 8, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comment, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant, page 2

Previous independent registered public accounting firm, page 2

1. As previously requested in our letters dated June 18, 2014 and July 1, 2014, please revise your disclosure in the first and second paragraphs since the former accounting firm did not issue any report on any financial statements for the period January 1, 2013 through March 31, 2014.

2. We note your disclosure in the third full paragraph on page 3 that you delivered a copy of the current report to Schwartz Levitsky Feldman LLP and the firm has not responded to the report. Please file an amendment to include a letter from Schwartz Levitsky Feldman LLP as

Exhibit 16 in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K. If you are unable to obtain an Exhibit 16 letter from Schwartz Levitsky Feldman LLP at the time you file the amendment please disclose that fact.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief